
TSINGTAO
青岛啤酒




Tsingtao Beer Building
07024485

June 11, 2007

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

June 11, 2007

A. ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE 2006 ANNUAL GENERAL MEETING.


TSINGTAO

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE 2006 ANNUAL GENERAL MEETING

Tsingtao Brewery Company Limited (the "Company") convened its 2006 Annual General Meeting (the "AGM") on 08 June 2007 at the Conference Hall, Tsingtao Brewery Scientific Research Center, No. 195 Hong Kong Road East, Qingdao with attendance of totally 9 shareholders and proxies who held (represented) 1,050,015,206 shares with voting right, which accounted for 80.26% of the Company's total shares with voting right. The AGM was conducted in accordance with the terms and conditions of the Articles of Association of the Company. The following resolutions were considered and passed by registered voting at the AGM:

I. The following resolutions were passed as ordinary resolutions:

1. To approve the 2006 Work Report of Board of Directors of the Company.
   Affirmative votes represent 839,531,668 shares, accounting for 100% of the total effective votes.
2. To approve the 2006 Work Report of Board of Supervisors of the Company.
   Affirmative votes represent 839,531,668 shares, accounting for 100% of the total effective votes.
3. To approve the 2006 Financial Statements (audited) of the Company.
   Affirmative votes represent 839,531,668 shares, accounting for 100% of the total effective votes.
4. To determine the 2006 Profit Distribution (including dividends distribution) Scheme; RMB0.22 (A-share before tax) per share in cash for the year of 2006.
   Affirmative votes represent 839,117,872 shares, negative votes represent 1,136,000 shares, accounting for 99.86% and 0.14% respectively of the total effective votes.
5. To approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the Company's domestic auditor and PricewaterhouseCoopers as its international auditor for the year of 2007, and authorize the Board of Directors to fix their remunerations.
   Affirmative votes represent 840,253,872 shares, accounting for 100% of the total effective votes.

II. The dividend payment for the year of 2006 was explained as follows:

1. In accordance with the requirements in the Articles of Association of the Company, all dividends paid to its shareholders by the Company were denominated in Renminbi, while the dividends of A-share would be paid in Renminbi, and that of H-share in Hong Kong Dollars. The conversion formula is as follows:

   $$\text{Price of dividends as converted} = \frac{\text{dividends in Renminbi}}{\text{average of middle price of each foreign currency unit to Renminbi published by the State Administration of Foreign Exchanges ("SAFE") a week prior to the date of announcement of dividends}}$$

   With respect to the dividend payment, the average of middle price of each foreign currency unit to Renminbi published by SAFE a week prior to 08 June 2007, the date of announcement of dividends, was HKD1.00 to RMB0.979, therefore, the dividends distributable to holders of H-share of the Company should be HKD0.225 per share.
2. In accordance with the requirements in the Articles of Association of the Company, the Company has appointed Bank of China (Hong Kong) Trustees Limited as its receiving agent for holders of H-share. Cheques for H-share dividends would be issued and signed by the receiving agent, and dispatched to all holders of H-share by ordinary mail before 08 July 2007.

Under the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of

Hong Kong Limited, PricewaterhouseCoopers ("PwC"), the international auditors of the Company in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM (Note). A representative from Haiwen & Partners in Beijing attended the AGM and issued Legal Opinions to confirm that the convening procedures, the voting procedures, the qualifications of shareholders or proxies who attended the AGM and the qualifications of the convenor of the AGM were in compliance with the requirements of relative laws and the Company's Articles of Association, and the voting results of this AGM were valid.

By Order of Board of Directors
YUAN LU
Company Secretary

Qingdao, the People's Republic of China
08 June 2007

Note: The poll results were subject to scrutiny by PwC whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PwC. The work performed by PwC in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

Directors of the Company as at the date hereof:
Executive Directors: Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo
Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM
Independent Directors: Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok


END